EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY
January 7, 2015

Rubicon’s Infill Drilling Program Confirms Continuity and Grade of the F2 Deposit and
Continues to Encounter High-Grade Mineralization in Sparsely Drilled Areas

TORONTO, Ontario, Canada – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) has completed its 38,000-metre infill drilling program from the 244-metre level. The drilling program resulted in mineral discoveries within the F2 Deposit and to the north and south of the main zone. In addition, Rubicon will commence a surface drilling program in the first quarter of 2015 to potentially extend the F2 Deposit to the north.

“The 38,000-metre infill drilling program has confirmed our expectations of the upper portion of the F2 Deposit with respect to continuity of mineralization and grade,” stated Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “We located potential economic intercepts at both the north and south ends of the 244-metre level in areas that had been sparsely drilled. Further drilling in this area is planned for 2015. We also have commenced a surface drilling program to test the potential northern extension of the F2 Deposit. A considerable number of historical high-grade intercepts suggest that the F2 Deposit could extend to the north. We are also pleased to continue the stockpiling of mineralized material on surface from underground stope development.”

Infill Drilling Program

The Company has completed its 38,000-metre infill drilling program. Since 2002, Rubicon has completed 393,611 metres (“m”) of drilling on the F2 Deposit. The goal of the infill drilling program is to convert inferred mineral resource ounces in the upper part of the deposit to the indicated category at 25-metre drill spacing or less. Recent drilling focused on both the north and south ends of the F2 Deposit from the 244-metre exploration drift. Results from the infill drilling program confirm the Company’s expectations of the F2 deposit with respect to continuity of gold mineralization and grade. Furthermore, Rubicon continues to identify gold mineralization in gaps within the F2 Deposit that have been sparsely drilled, which could improve the continuity of the deposit.

The highlighted assay results (previously unpublished) include:

•	244L-154: 157.2 grams per tonne of gold (“g/t Au”) over 1.5 m
•	244L-121: 31.3 g/t Au over 4.0 m (including 44.6 g/t over 3.0 m)
•	244L-100: 14.8 g/t Au over 5.1 m (including 43.3 g/t Au over 1.5 m)
•	244L-127: 47.3 g/t Au over 1.3 m
•	244L-164: 20.0 g/t Au over 2.4 m
•	244L-94A: 8.8 g/t Au over 1.7 m

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1 summarizes new, previously unpublished, assay results from the infill drilling program as of December 24, 2014. Please see figures 1 and 2 for long section and plan views of recent drilling, respectively. Please see Figure 3 for the cross sections of recent drilling.

F2 Deposit North Extension

The Company has commenced a 12,000-metre regional exploration program that will focus on the potential northern extension of the F2 Deposit. This program will follow up on the high-grade intercepts discovered from previous drilling. The target areas are located within 1.0 kilometre of planned underground development at the Phoenix Gold Project. Historical high-grade intercepts, mainly located in an area named the “Island Zone” include:

•	PZ-23: 70.1 g/t Au over 3.1 m
•	PZ-12: 28.7 g/t Au over 1.4 m
•	PZ-47: 22.2 g/t Au over 1.7 m
•	PZ-25: 15.8 g/t Au over 3.5 m
•	PZ-03: 15.5 g/t Au over 4.8 m
•	PZ-02: 15.0 g/t Au over 2.8 m

Please see Figure 4 at the end of this news release for a diagram of the exploration target area.

610-Metre Level Infill Drilling

Rubicon is currently developing an exploration drift at the 610-metre level and plans to start a new 10,000 m infill drilling program. The goal of this program is to convert inferred mineral resource ounces at the 610-metre level and above to the indicated category at 25-metre drill spacing or less.

Definition Drilling

The Company has commenced a definition drilling program that will be on a tighter pattern of 12.5 m drill spacing or less, which will better define the grade and geometry of individual stopes between the 122- and 305- metre levels. Definition drilling will be ongoing throughout 2015.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

QA/QC

Underground drilling was conducted by Boart Longyear Drilling of Haileybury, Ontario and was supervised by the Rubicon exploration team.  All samples are ½ core and analysis of all samples reported herein were performed by independent laboratory SGS Mineral Services of Red Lake, Ontario using fire assay with ICP-OES finish or using gravimetric finish for values over 10.0 g/t Au. Intercepts cited do not necessarily represent true widths, unless otherwise noted, however drilling is generally intersecting interpreted mineralized zones at a high angle. Rubicon’s quality control checks include insertion of blanks, standards and duplicates to ensure laboratory accuracy.

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the size, continuity, and shape of the F2 Deposit and potential production being achieved in mid-2015.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision. While no production decision has been made, there are inherent risks in proceeding with the development of the project and the company’s planning for the project and these include, gold price forecasts, capital cost overruns, availability of skilled labor, environmental compliance and restrictions, community matters, potential operating cost estimates, mining costs, development costs, underground mining and geotechnical risks, metal recoverability, milling costs, and related matters.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release may reference such terms as “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured, “indicated” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this news release has been read and approved by Howard Bird, B.Sc., P.Geo., Vice President of Exploration and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist for Rubicon. Both are Qualified Persons as defined by NI 43-101.

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1: Infill and Definition drilling assay results from the 244-metre level
Includes intervals > 5.0 g/t Au over 1.0 m minimum width, no assay cut
(Note: Other assay results can be found on Rubicon’s website at www.rubiconminerals.com)

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
244L-85	244-m level	230	188.0	189.1	1.1	5.4
244L-90	244-m level	No composites > 5.0 g/t Au
244L-91	244-m level	No composites > 5.0 g/t Au
244L-92	244-m level	170	105.0	106.0	1.0	5.8
244L-93	244-m level	170	113.0	114.0	1.0	5.6
	244-m level		132.0	133.0	1.0	5.6
	244-m level		139.5	141.0	1.5	10.0
244L-94A	244-m level	235	145.3	147.0	1.7	8.8
244L-95	244-m level	No composites > 5.0 g/t Au
244L-100	244-m level	233	182.0	187.1	5.1	14.8
	(including)		184.0	187.1	3.1	24.0
	(including)		184.5	186.0	1.5	43.3
244L-101	244-m level	275	177.0	178.5	1.5	5.2
244L-102	244-m level	275	219.0	220.0	1.0	5.1
244L-103	244-m level	260	194.0	195.0	1.0	9.0
244L-104	244-m level	245	239.0	240.0	1.0	5.8
244L-105	244-m level	No composites > 5.0 g/t Au
244L-106	244-m level	No composites > 5.0 g/t Au
244L-108	244-m level	No composites > 5.0 g/t Au
244L-109	244-m level	410	247.7	249.0	1.3	9.0
	244-m level		366.0	367.7	1.7	6.1
244L-110	244-m level	410	348.0	349.0	1.0	5.0
244L-111	244-m level	No composites > 5.0 g/t Au
244L-112	244-m level	355	311.0	312.4	1.4	5.3
244L-114	244-m level	No composites > 5.0 g/t Au
244L-115	244-m level	No composites > 5.0 g/t Au
244L-116	244-m level	No composites > 5.0 g/t Au
244L-117	244-m level	No composites > 5.0 g/t Au
244L-118	244-m level	No composites > 5.0 g/t Au
244L-119	244-m level	350	190.0	191.0	1.0	5.5
	244-m level		301.0	308.0	7.0	5.3
	(including)		302.0	305.0	3.0	7.2
244L-120	244-m level	No composites > 5.0 g/t Au
244L-121	244-m level	180	108.0	112.0	4.0	31.3
	(including)		109.0	112.0	3.0	44.6

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
244L-122	244-m level	No composites > 5.0 g/t Au
244L-123	244-m level	No composites > 5.0 g/t Au
244L-124	244-m level	No composites > 5.0 g/t Au
244L-125	244-m level	No composites > 5.0 g/t Au
244L-126	244-m level	140	115.3	117.7	2.4	5.7
244L-127	244-m level	150	124.2	125.5	1.3	47.3
	244-m level		130.1	131.1	1.0	5.2
244L-146	244-m level	No composites > 5.0 g/t Au
244L-147	244-m level	265	191.0	193.0	2.0	10.2
244L-149	244-m level	No composites > 5.0 g/t Au
244L-150	244-m level	No composites > 5.0 g/t Au
244L-154	244-m level	145	126.0	127.5	1.5	157.2
244L-155	244-m level	150	70.9	72.1	1.2	5.1
244L-156	244-m level	140	67.0	68.0	1.0	7.1
244L-157	244-m level	140	128.4	129.4	1.0	17.0
244L-158	244-m level	170	124.8	126.0	1.2	6.3
244L-159	244-m level	170	75.9	77.0	1.1	5.9
244L-160	244-m level	No composites > 5.0 g/t Au
244L-161	244-m level	No composites > 5.0 g/t Au
244L-162	244-m level	No composites > 5.0 g/t Au
244L-163	244-m level	No composites > 5.0 g/t Au
244L-164	244-m level	160	80.0	82.4	2.4	20.0
244L-165	244-m level	265	144.3	145.3	1.0	9.6
	244-m level		250.9	252.0	1.1	7.9
244L-173	244-m level	No composites > 5.0 g/t Au
244L-174	244-m level	310	271.5	273.0	1.5	9.0
244L-175	244-m level	No composites > 5.0 g/t Au
244L-182	244-m level	No composites > 5.0 g/t Au
244L-184	244-m level	No composites > 5.0 g/t Au
244L-185	244-m level	No composites > 5.0 g/t Au
244L-186	244-m level	No composites > 5.0 g/t Au

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Long section view of infill drilling (facing west) – highlight drill intercepts

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: Plan view of infill drilling – highlight drill intercepts

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Cross section of infill drilling, south to north sequence, 49800N to 50300N

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Page14 of 14

Figure 4: 2015 Regional exploration drilling program – plan view

N
Historical intercepts >10 g/t Au
Planned 2015 "F2 Extension" regional exploration drilling
"Island Zone" or Carbonated Altered (CARZ)
Northern Peninsula (NPZ)
Far East (FE)
F2
F2 Deposit
Rubicon Phoenix Gold Project claim boundary
500 m

PR15-1 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release